FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40930

SVRN, INC.

(Translation of registrant's name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

OCEANPAL INC.

(Former name, changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Co-Chief Executive Officer; Transition to Sole Chief Executive Officer Structure

On October 7, 2026, Robert Perri resigned as Co-Chief Executive Officer of SVRN, Inc. (the “Company”), effective immediately. Mr. Perri’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Following Mr. Perri’s resignation, Salvatore Ternullo, who served as Co-Chief Executive Officer and continues to serve as Chairman of the Board of Directors (the “Board”), will continue to serve as the Company’s sole Chief Executive Officer, and the Company will no longer maintain a co-chief executive officer structure.

Mr. Perri will remain engaged by the Company under a consulting arrangement through December 31, 2026.

Appointment of Co-Chief Financial Officer

On October 7, 2026, the Board appointed Rabbina Aziz as Co-Chief Financial Officer of the Company, serving alongside Vasiliki Plousaki, the Company's Chief Financial Officer. Ms. Aziz is the Chief Financial Officer of SovereignAI Services LLC, the Company's wholly owned operating subsidiary, and will continue to serve as Corporate Secretary of the Company.

Amended and Restated Equity Incentive Plan; Net Settlement Policy

On October 7, 2026, the Board approved the SVRN, Inc. Amended and Restated 2021 Equity Incentive Plan (the "Amended Plan"). The Amended Plan (i) sets the number of common shares reserved for issuance under the plan at ten percent (10%) of the Company's common shares outstanding on a fully diluted, as-converted basis, representing 564,000 common shares as of October 7, 2026; (ii) removes the Company's Series C Convertible Preferred Shares, and the common shares previously reserved for issuance in respect of Series C awards, from the plan; (iii) conforms the plan's clawback provisions to the Company's compensation recovery policy adopted under Nasdaq Listing Rule 5608; and (iv) revises the provisions governing the satisfaction of tax withholding obligations. The Amended Plan is filed as Exhibit 10.1 to this report and is incorporated herein by reference.

Also on October 7, 2026, the Board approved a policy under which officers, employees and directors of the Company may elect, at each vesting or settlement date of restricted stock and other equity awards, to satisfy applicable tax withholding either by remitting cash to the Company or by having the Company withhold shares otherwise deliverable with a fair market value equal to the withholding obligation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SVRN, INC.
(registrant)

Dated: October 13, 2026	By:	/s/ Salvatore Ternullo
Salvatore Ternullo
Chief Executive Officer

Exhibit Index

Exhibit Number	Document

10.1	SVRN, Inc. Amended and Restated 2021 Equity Incentive Plan, approved October 7, 2026.